Form 40-F
period 2025-12-31
IsoEnergy Ltd.
filed 2026-02-27
CIK 1997377

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

 (Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

Commission File Number 001-42611

ISOENERGY LTD.

(Exact name of registrant as specified in its charter)

Ontario, Canada	1090	N/A
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

217 Queen Street West, Suite 401

Toronto, Ontario

M5V 0R2 Canada

1 (833) 572-2333

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	ISOU	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 54,928,896

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

Auditor Firm ID:	Auditor name:	Auditor Location:
85	KPMG LLP	Vancouver, British Columbia, Canada

This annual report on Form 40-F is incorporated by reference into and as an exhibit to, as applicable, the Registrant’s registration statement on Form S-8 (File No. 333-287876). The Registrant’s Annual Information Form dated February 26, 2026, Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2025, included as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to this annual report on Form 40-F, are incorporated by reference into and as exhibits to, as applicable, the Registrant’s registration statement on Form F-10 (File No. 333-292714).

FORWARD LOOKING STATEMENTS

Certain statements in this annual report on Form 40-F of IsoEnergy Ltd. (“the Registrant” or “IsoEnergy”) constitute forward-looking information. Forward-looking information includes, but is not limited to, information with respect to: the Registrant’s future prospects and outlook; the Registrant’s planned exploration and development activities and the anticipated success of ongoing and future exploration and development activities; capital expenditures and proposed work programs at the Registrant’s mining operations; the resource estimates of the Registrant’s properties; the Registrant’s results of operations, performance and business developments; the ability of the Registrant to achieve commercial production at any of its mineral properties; contingent payments that the Registrant may be required to make in the future including potential issuances of IsoEnergy shares in connection therewith; compliance with environmental protection requirements and the implementation of policies and other measures to ensure compliance with social and environmental mandates; the future price of uranium; regulation of the nuclear energy industry; government regulation of mining operations and environmental risks. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “schedule”, “estimate”, “forecast”, “project”, “intend”, “believe”, “anticipate” and other similar words or statements that certain events or conditions “may”, “could”, “would”, “might”, or “will” occur or be achieved. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: the Registrant having no history of mineral production; negative operating cash flow and dependence on third-party financing; the price of uranium; public acceptance of nuclear energy and alternate sources of energy; regulatory factors and international trade restrictions; additional financing; uranium competing with other viable energy sources; mineral tenure risks; risks related to acquisitions and integration; challenges and conflicts that may arise in Joint Venture arrangements the Registrant has entered into; exploration, development and operating risks; permitting risks; risks related to the economics of developing mineral properties; imprecision of mineral reserve and resource estimates; pending assay results; risks related to the development of new mines and the restart of existing mines; risks related to Indigenous matters; risks related to mining activities in Saskatchewan; risks related to non-governmental organizations; risks related to community relations; risks related to activist shareholders and proxy solicitation firms; health, safety and environmental risks and hazards; foreign operations and political risks; risks related to the market price of securities; risks related to the Virginia state moratorium on conventional uranium mining; risks related to the Queensland moratorium on uranium mining; risks related to dilution; risks related to the various option agreements that the Registrant has entered into; risks related to there being a limited number of potential customers for the Registrant’s products; risks related to global conflict; risks related to significant shareholders; conflicts of interest; the availability and costs of infrastructure, energy and other commodities; insurance and uninsured risks; competition risks; risks associated with tax matters; risks related to foreign mining tax regimes; risks relating to potential litigation; nature and climatic conditions; information systems and cyber security risks; risks related to global financing conditions; risks relating to the dependence of the Registrant on key management personnel and outside parties; potential impacts of infectious diseases; asset values may be subject to impairment; risks related to disclosure and internal controls; as well as those risk factors discussed in the section entitled “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2025 incorporated by reference herein.

Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Registrant undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Registrant’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Registrant’s plans and objectives and may not be appropriate for other purposes.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

This annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Commission. Accordingly, information contained in this annual report on Form 40-F, the documents attached hereto and the documents incorporated by reference herein, may not be comparable to similar information made public by U.S. companies reporting pursuant to Commission disclosure requirements. The Registrant prepares its financial statements, which are filed as exhibits to this annual report on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and therefore may not be comparable to financial statements prepared in accordance with U.S. generally accepted accounting principles.

DISCLOSURE CONTROLS AND PROCEDURES

A.Evaluation of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that (i) information required to be disclosed by the Registrant in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed in the Registrant’s reports filed under the Exchange Act is accumulated and communicated to the Registrant’s management, including its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Registrant’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Registrant’s disclosure controls and procedures were effective.

B.Management’s report on internal control over financial reporting. This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies.
C.Attestation report of the registered public accounting firm. This annual report does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.
D.Changes in internal control over financial reporting. During the period covered by this annual report on Form 40-F, no change occurred in the Registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

The Registrant’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that Peter Netupsky is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the NYSE American’s corporate governance standards applicable to the Registrant.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board.

CODE OF ETHICS

The Board has adopted a written code of ethics entitled, “Code of Ethics” (as amended from time to time, the “Code”), by which it and all officers and employees of the Registrant, including the Registrant’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2025. The Code is posted on the Registrant’s website at www.isoenergy.ca. A copy of the Code may also be obtained by contacting the Vice President, Corporate Development of the Registrant at the address or telephone number indicated on the cover page of this annual report on Form 40-F. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, the Registrant intends to disclose any such amendment or waiver by posting such information on the Registrant’s website. Unless and to the extent specifically referred to herein, the information on the Registrant’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP acted as the Registrant’s independent registered public accounting firm for the fiscal year ended December 31, 2025. See page 70 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 and incorporated herein, for the total amount billed to the Registrant by KPMG LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

See page 70 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1 and incorporated herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources of the Registrant.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Registrant’s Audit Committee is comprised of Peter Netupsky, Chris McFadden and Mark Raguz, each of whom is, in the opinion of the Board, independent (as determined under Rule 10A-3 of the Exchange Act and the NYSE American Company Guide) and financially literate.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Registrant and those applicable to U.S. companies under NYSE American listing standards. A summary of the significant differences can be found on the Registrant’s website at www.isoenergy.ca.

MINE SAFETY

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.12, attached hereto and incorporated herein.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file this Form 40-F arises. Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ISOENERGY LTD.

/s/ Graham du Preez
Name: Graham du Preez
Title: Chief Financial Officer

Date: February 26, 2026

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit No.	Description

97	Clawback Policy
99.1	Annual Information Form for the year ended December 31, 2025
99.2	Management’s Discussion and Analysis for the years ended December 31, 2025 and 2024
99.3	Audited Consolidated Financial Statements for the years ended December 31, 2025 and 2024
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.9	Consent of Mark B. Mathisen, C.P.G.
99.10	Consent of Dean T. Wilton, PG, CPG, MAIG
99.11	Consent of Dan Brisbin, P.Geo., Ph.D.
99.12	Mine Safety Disclosure
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)